Exhibit 99.4

Management’s
Discussion and Analysis
as at November 30, 2011

The Management’s Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.’s financial performance during the fiscal year ended September 24, 2011, as compared to the fiscal year ended September 25, 2010. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 24, 2011. All references to quarterly or Company information relate to Tembec Inc.’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies.

The MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in this MD&A is as at November 30, 2011. Disclosure contained in this document is current to that date, unless otherwise stated.

Throughout the MD& A, “Tembec” or “Company” means Tembec Inc. and its consolidated subsidiaries. Prior to December 2010, Tembec’s operations consisted of five reportable business segments: Forest Products, Pulp, Paper, Chemicals and Corporate. During the December 2010 quarter, the Company reorganized its internal reporting structure. Subsequent to the organizational changes, the Pulp segment was divided into two segments: Dissolving and Chemical Pulp, and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of Chemicals sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. Comparative prior year segment information has been restated to conform with the new segment presentation. On September 24, 2011, the Company had approximately 4,250 employees, as compared to 4,300 at the end of the prior fiscal year. The Company operated manufacturing facilities in Quebec, Ontario, British Columbia, the state of Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

4 Tembec Financial Report 2011

Management’s Discussion and Analysis

2011 vs. 2010

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2010	2011
Sales	1,877	1,743
Freight and sales deductions	234	237
Lumber export taxes	10	13
Cost of sales	1,426	1,324
SG&A	73	72
Share-based compensation	2	2
EBITDA	132	95
Depreciation and amortization	56	45
Other items	13	1
Operating earnings	63	49
Interest, foreign exchange and other	51	32
Exchange loss (gain) on long-term debt	(27)	1
Earnings before income taxes and non-controlling interest	39	16
Income tax expense (recovery)	(15)	19
Non-controlling interest	2	–
Net earnings (loss) and comprehensive earnings (loss)	52	(3)
Basic and diluted earnings (loss) in dollars per share	0.52	(0.03)

Total assets (at year-end)	1,104	1,107
Total long-term debt (at year-end) (1)	288	289
Total long-term financial liabilities (at year-end)	480	459
(1) includes current portion

CONSOLIDATED SALES	CONSOLIDATED SALES BY SEGMENT
(in millions of dollars)	(in millions of dollars)

Tembec Financial Report 2011 5

Management’s Discussion and Analysis

EBITDA BY SEGMENT	FINANCIAL PERFORMANCE
(in millions of dollars)

SALES
(in millions of dollars)
			Total	Price	Volume & mix
	2010	2011	variance	variance	variance
Forest Products	434	471	37	(10)	47
Dissolving and Chemical Pulp	830	693	(137)	71	(208)
High-Yield Pulp	395	378	(17)	(53)	36
Paper	348	339	(9)	6	(15)
Corporate	5	7	2	–	2
	2,012	1,888	(124)	14	(138)
Less: internal sales	(135)	(145)	(10)
Sales	1,877	1,743	(134)

Sales decreased by $134 million as compared to fiscal 2010. Currency was unfavourable as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. Forest Products segment sales increased by $37 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $137 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales decreased by $17 million due to lower prices, as higher shipments partially offset the decline. Paper segment sales decreased by $9 million due to lower shipments, partially offset by higher prices.

In terms of geographical distribution, the U.S. remained the Company’s principal market with 34% of consolidated sales in fiscal 2011, as compared to 31% in the prior year. Canadian sales represented 18% of sales, as compared to 20% in the prior year. Sales outside of the U.S. and Canada represented the remaining 48% in fiscal 2011, as compared to 49% a year ago.

6 Tembec Financial Report 2011

Management’s Discussion and Analysis

EBITDA
(in millions of dollars)
			Total	Price	Cost & volume
	2010	2011	variance	variance	variance
Forest Products	(10)	(46)	(36)	(10)	(26)
Dissolving and Chemical Pulp	120	138	18	71	(53)
High-Yield Pulp	47	(4)	(51)	(53)	2
Paper	(2)	28	30	6	24
Corporate	(23)	(21)	2	–	2
	132	95	(37)	14	(51)

EBITDA declined by $37 million over the prior year. Forest Products segment EBITDA declined by $36 million due to higher costs and lower prices. Dissolving and Chemical Pulp segment EBITDA increased by $18 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA decreased by $51 million due to lower prices. Paper segment EBITDA increased by $30 million on a combination of higher prices and lower costs. Corporate expenses for the current year include a charge of $2 million relating to share-based compensation, unchanged from the prior year.

OPERATING EARNINGS (LOSS)
(in millions of dollars)
					Depreciation &	Other
			Total	EBITDA	amortization	items
	2010	2011	variance	variance	variance	variance
Forest Products	(24)	(63)	(39)	(36)	3	(6)
Dissolving and Chemical Pulp	105	120	15	18	9	(12)
High-Yield Pulp	37	(14)	(51)	(51)	–	–
Paper	(12)	25	37	30	–	7
Corporate	(43)	(19)	24	2	(1)	23
	63	49	(14)	(37)	11	12

The Company generated operating earnings of $49 million compared to operating earnings of $63 million in fiscal 2010.

The Forest Products segment generated an operating loss of $63 million in fiscal 2011, compared to an operating loss of $24 million in fiscal 2010. In addition to the previously noted decline in EBITDA, the segment’s current year results include a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, British Columbia. The prior year included a $2 million gain related to land sales. Depreciation expense declined by $3 million as the continued difficult market conditions led to relatively low capital expenditures.

Tembec Financial Report 2011 7

Management’s Discussion and Analysis

The Dissolving and Chemical Pulp segment generated operating earnings of $120 million during the most recently completed fiscal year, compared to operating earnings of $105million a year ago. In addition to the previously noted $18 million improvement in EBITDA, depreciation expense decreased by $9 million, primarily as a result of the sale of two pulp mills that occurred in early May of fiscal 2010. In the prior year, this segment had recorded a gain of $12 million relating to the sale of the aforementioned pulp mills.

The High-Yield Pulp segment generated an operating loss of $14 million during the most recently completed fiscal year, compared to operating earnings of $37 million a year ago. The decline in EBITDA accounted for the weaker operating results.

The Paper segment generated operating earnings of $25million compared to an operating loss of $12 million in the prior year. Besides the previously noted increase in EBITDA, the segment’s prior year results had absorbed a charge of $7million relating to the permanent closure of the Pine Falls, Manitoba, newsprint facility.

Corporate expenses decreased by $24 million. The prior year results included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the Company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims. The current year results include a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario.

8 Tembec Financial Report 2011

Management’s Discussion and Analysis

Segment Review – 2011 vs. 2010

FOREST PRODUCTS
(in millions of dollars)
	2010	2011
Total sales	434	471
Consolidated sales	346	375
EBITDA	(10)	(46)
EBITDA margin on total sales	(2.3)%	(9.8)%
Depreciation and amortization	16	13
Other items	(2)	4
Operating loss	(24)	(63)
Identifiable assets (excluding cash)	241	264

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2011, the Company’s operations harvested and delivered 3.9 million cubic metres of timber versus 3.2 million cubic metres in 2010. Additional supply of approximately 0.9 million cubic metres was secured mainly through purchases and exchanges with third parties, compared to 0.7 million cubic metres in the prior year.

The Forest Products segment includes operations located in Quebec, Ontario and British Columbia. The segment focuses on three main product areas: SPF lumber, specialty wood and engineered wood. The SPF lumber operations can produce approximately 1.6 billion board feet of lumber. The specialty wood operations can annually produce 30 million board feet of hardwood lumber and 20 million square feet of hardwood flooring. The Company’s engineered wood operations consist of two finger joint lumber operations, which were idle for all of fiscal 2010 and fiscal 2011.

Tembec Financial Report 2011 9

Management’s Discussion and Analysis

The following summarizes the annual operating level or capacity of each facility by product group:

SPF LUMBER	mbf
Stud lumber - La Sarre, QC	160,000
Stud lumber - Senneterre, QC	150,000
Stud lumber - Cochrane, ON	170,000
Stud lumber - Kapuskasing, ON	105,000
Random lumber - Béarn, QC	110,000
Random lumber - Chapleau, ON	135,000
Random lumber - Timmins, ON	100,000
Random lumber - Hearst, ON	160,000
Random lumber - Canal Flats, BC (1)	180,000
Random lumber - Elko, BC (1)	270,000
Finger joint lumber - Cranbrook, BC	25,000
1,565,000

SPECIALTY WOOD	mbf
Hardwood lumber - Huntsville, ON	30,000

thousand square ft.
Flooring - Huntsville, ON / Toronto, ON	20,000

ENGINEERED WOOD	mbf
Engineered finger joint lumber - La Sarre, QC	60,000
Engineered finger joint lumber - Kirkland Lake, ON	30,000
90,000

(1) The Elko and Canal Flats sawmills rely on the Cranbrook planer mill to dry and dress 80,000 mbf of lumber.

10 Tembec Financial Report 2011

Management’s Discussion and Analysis

The segment is dominated by SPF lumber, which represented 85% of building material sales in fiscal 2011, compared to 83% in the prior year. The volume of SPF lumber sold in fiscal 2011 increased by 121 million board feet or 15%. Shipments were equal to 57% of capacity, up from 49% in fiscal 2010. In response to very low lumber demand, the Company continued to reduce production by curtailing operations at several facilities for either indefinite or temporary periods. The split between Eastern/Western shipments was 62/38 as compared to 56/44 a year ago. The Eastern sawmills produced more lumber in fiscal 2011. US $ reference prices for random lumber were up by US $23 per mbf while stud lumber decreased by US $1 per mbf. Currency more than offset the increase in selling prices as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in fiscal 2010. The net result was a $12 per mbf price decrease from a year ago.

Specialty wood represented 15% of building material sales in fiscal 2011, down from 17% in the prior year. The decline was due to higher SPF sales as absolute levels of specialty wood sales were relatively unchanged. Prices were also unchanged year-over-year.

There were no engineered wood sales in fiscal 2011. The two finger joint facilities were idle for all of fiscal 2010 and fiscal 2011.

The Forest Products segment produced and shipped approximately 1.1 million tonnes of wood chips in fiscal 2011, 85% of which were directed to the Company’s pulp and paper operations. In 2010, the segment produced 1.1 million tonnes and shipped 91% of this volume to the pulp and paper mills. The internal transfer price of wood chips is based on current and expected market transaction prices.

Total sales for this segment reached $471 million, an increase of $37 million over the prior year. After eliminating internal sales, the Forest Products segment generated 22% of Company consolidated sales, up from 18% in the prior year. The segment’s main market is North America, which represented 94% of consolidated sales in fiscal 2011, compared to 98% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
SPF lumber (mbf)	255	283	786.8	907.9		324	312
Specialty wood
Pine and hardwood (mbf)	6	6	9.4	9.5		638	632
Hardwood flooring (000 square ft)	47	45	9.5	9.1		4,947	4,945
	53	51
Engineered wood
Engineered finger joint lumber (mbf)	–	–	–	–		–	–
Total building materials	308	334
Wood chips, logs and by-products	126	137
Total sales	434	471
Internal wood chips and other sales	(88)	(96)
Consolidated sales	346	375

Tembec Financial Report 2011 11

Management’s Discussion and Analysis

QUARTERLY PRICES – WESTERN SPF MILL NET	QUARTERLY PRICES – EASTERN SPF DELIVERED
(US $ per mbf)	(US $ per mbf)

MARKETS

The benchmark random length Western SPF (#2 and better) lumber net price averaged US $263 per mbf in 2011, an increase from US $240 per mbf in 2010. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased from US $327 per mbf to US $350 per mbf in 2011. The Company considers these to be relatively low levels, approximately US $40 to US $50 below normal trend line prices for random lumber. The reference price for stud lumber decreased slightly with the Eastern average lumber price (delivered Great Lakes) down from US $315 per mbf to US $314 per mbf, a level approximately US $70 to US $80 per mbf below trend line prices. The low prices were driven by a very weak U.S. housing market. Housing starts in the U.S., on a seasonally adjusted basis, averaged 577,000 units in fiscal 2011, a decrease over the 592,000 units in fiscal 2010. These remain well below the 2 million unit mark experienced in the 2004-2006 period and the +1.0 million average that would be more indicative of normal market conditions. While the Company recognized several years ago that U.S. housing starts could not maintain the 2 million unit per year run rate, and that a degree of market correction would likely occur at some point, the severity and extent of the correction had not been anticipated. The negative effects of the sub-prime mortgage difficulties, the latter having fuelled the strong demand in 2004-2006, have been much greater in terms of impact and duration than originally foreseen.

12 Tembec Financial Report 2011

Management’s Discussion and Analysis

In addition to difficult market conditions, the Company’s financial performance continued to be impacted by export taxes on lumber shipped to the U.S. Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. Beginning on that date, the Company’s Eastern Canadian sawmills, located in Quebec and Ontario, were subject to export quota limitations and 5% export tax on lumber shipped to the U.S. In April2009, the effective tax on Eastern lumber shipments increased from 5% to 15% as a result of an arbitration decision relating to alleged over-shipments of lumber between January2007 and June2007. During fiscal2010, the Eastern Canadian sawmills’ export tax rate declined to 10% in the month of June and returned to 15% in the month of August. The SLA provides that during periods of relatively high prices, as was the case during the early summer months, the export tax rate declines. In fiscal2010, the average rate on all shipments to the U.S. was 14.1% and the total cost was $4million. During fiscal2011, a second arbitration penalty of approximately 1% was imposed on Eastern lumber shipments beginning in March2011. However, the first arbitration penalty of 10% expired in June2011. Overall, the average rate on all Eastern lumber shipments to the U.S. was 11.7% and the total cost was $6 million. The increase in cost was caused by higher shipments to the U.S., which more than doubled year-over-year.

As to the Company’s two Western sawmills, which are both located in British Columbia, they are currently subject to a 15% export tax, but shipments are not quota limited. Under certain circumstances, the tax may be increased to 22.5%, which was not the case in either fiscal 2010 or fiscal 2011. During fiscal 2010, the Western Canadian sawmills’ export tax rate declined to 0% in the month of June and returned to 15% in the month of August. Similarly to what had occurred for the Eastern Canadian sawmills, higher prices led to the reduction in the export tax rate. In fiscal 2010, the average rate on shipments to the U.S. was 11.6% and the total cost was $6 million. During fiscal 2011, the average rate on shipments to the U.S was 15% and the total cost was $7 million.

Tembec Financial Report 2011 13

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

				Variance - favourable (unfavourable)
		Export	Mill	Inventory NRV
(in millions of dollars)	Price	taxes	costs	adjustments	Other	TOTAL
SPF lumber	(10)	(3)	(12)	(10)	1	(34)
Specialty wood	–	–	(1)	–	–	(1)
Engineered wood	–	–	–	–	–	–
Other segment items	–	–	–	–	(1)	(1)
	(10)	(3)	(13)	(10)	–	(36)

In fiscal 2011, EBITDA was negative $46 million compared to negative EBITDA of $10 million in the prior year. SPF lumber EBITDA declined by $34 million. In addition to the previously noted decrease in selling prices and higher export taxes on lumber shipped to the U.S., the sawmills absorbed significantly higher cost of sales. Sawmill manufacturing costs increased by $11 million. The current year absorbed higher costs of $12 million, primarily for timber. In the prior year, the segment had benefited from an $11 million favourable adjustment to the carrying values of logs and lumber inventories compared to a favourable adjustment of $1 million in the current year. Specialty wood EBITDA decreased by $1 million due to higher costs. Engineered wood results were unchanged as both plants remained idle for the entire year. The EBITDA margin to total sales was negative 9.8% compared to negative 2.3% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	(10)	(46)	(36)
Depreciation and amortization	16	13	3
Other items	(2)	4	(6)
Operating loss	(24)	(63)	(39)

The Forest Products segment generated an operating loss of $63 million in fiscal 2011, compared to an operating loss of $24million in fiscal 2010. Depreciation expense continued to trend downwards primarily as a result of relatively low fixed asset additions. In view of operating rates that are approximately 50%, capital expenditures have only averaged $8million per year over the last three years. The segment’s current year results include a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, British Columbia. The prior year included a $2million gain related to land sales.

14 Tembec Financial Report 2011

Management’s Discussion and Analysis

DISSOLVING AND CHEMICAL PULP
(in millions of dollars)
	2010	2011
Total sales - Pulp	737	600
Total sales - Chemicals	93	93
Total sales	830	693
Consolidated sales	816	681
EBITDA	120	138
EBITDA margin on total sales	14.4%	19.9%
Depreciation and amortization	27	18
Other items	(12)	–
Operating earnings	105	120
Identifiable assets (excluding cash)	444	437

The Dissolving and Chemical Pulp segment consists of three market pulp manufacturing facilities. The facilities are divided into two main types. Two dissolving pulp mills produce specialty and commodity dissolving pulps. The remaining facility produces chemical softwood kraft paper pulp (NBSK). During fiscal 2010, the Company also owned two kraft paper pulp mills located in Southern France. The two pulp mills, with an annual capacity of 565,000 tonnes, were sold in May 2010.

The two dissolving pulp mills can produce approximately 310,000 tonnes per year. The softwood kraft mill has an annual capacity of 270,000 tonnes. The specialty dissolving pulp produced at the two dissolving pulp mills is a high purity cellulose utilized in a wide variety of specialized products such as pharmaceuticals, food additives, and industrial chemicals. T he Temiscaming dissolving pulp mill also produces “commodity” dissolving pulp, which is utilized in the production of viscose staple fibre, which in turn is used to produce rayon for the textile industry. The Tartas mill also produced specialized fluff pulp, which is utilized in the production of sanitary products. The production of specialized fluff pulp was discontinued in September 2011.

The two dissolving pulp mills generate lignin as a by-product of the sulphite process, which is sold to third parties. The Temiscaming mill also includes a facility that produces ethanol as a by-product that is also sold to third parties.

The segment also includes a stand-alone resin business, which produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil, and Trois-Pistoles. The Company also operates a fourth facility located in Toledo, Ohio, which manufactures powder and liquid amino-resins. The chemical business also purchases and resells pulp mill by-product chemicals from third parties.

The following summarizes the annual operating level or capacity of each facility:

DISSOLVING PULP	tonnes
Specialty and commodity dissolving pulp
- Temiscaming, QC	160,000
Specialty dissolving pulp - Tartas, France	150,000
310,000

SOFTWOOD KRAFT PULP
Softwood kraft - Skookumchuck, BC	270,000

CHEMICALS
Resin and related products	170,000
Lignin	190,000
Ethanol (million litres)	12.1

Tembec Financial Report 2011 15

Management’s Discussion and Analysis

Dissolving pulp shipments represented 53% of segment shipments in fiscal 2011, compared to 35% in the prior year. The increase in percentage was not due to higher shipments, but rather to a decline in chemical paper pulp shipments as a result of the sale of two kraft pulp mills. Dissolving pulp sales as a percentage of total segment pulp sales increased from 48% to 68% due to previously noted shipment impact and significant price increase.

Chemical paper pulp represented 47% of segment shipments in fiscal 2011, compared to 65% in the prior year. The volume of chemical paper pulp shipped in fiscal 2011 declined by 278,700 tonnes. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. In the prior fiscal year, the two mills had shipped 272,500 tonnes of pulp, generating sales of $191million and EBITDA of $19 million.

Total 2011 pulp shipments of 507,300 tonnes include 15,300 tonnes of softwood kraft pulp consumed by the Company’s paperboard operations as compared to 17,700 tonnes in the prior year.

Total sales for the Dissolving and Chemical Pulp segment were $693 million, a decrease of $137 million from the prior year. After eliminating internal sales, the Dissolving and Chemical Pulp segment generated 39% of Company consolidated sales, down from 43% in the prior year. The Dissolving and Chemical Pulp segment is a global business. In 2011, 64% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 66% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
Dissolving pulps
Specialty dissolving (tonnes)	238	311	189.2	209.5		1,258	1,484
Commodity dissolving (tonnes)	83	85	62.1	52.4		1,337	1,622
Specialty fluff (tonnes)	28	9	35.1	8.1		798	1,111
	349	405	286.4	270.0
Chemical paper pulps
Softwood kraft (tonnes)	293	195	381.4	237.3		768	822
Hardwood kraft (tonnes)	91	–	134.6	–		676	–
	384	195	516.0	237.3
Total dissolving and chemical pulp sales	733	600	802.4	507.3
Chemicals
Resin and related products (tonnes)	54	55	58.8	55.2		918	996
Lignin (tonnes)	30	29	123.3	131.5		243	221
Ethanol (000 litres)	8	7	9.9	8.9		808	787
	92	91
Other sales	5	2
Total sales	830	693
Internal pulp sales	(14)	(12)	(17.7)	(15.3)
Consolidated sales	816	681

16 Tembec Financial Report 2011

Management’s Discussion and Analysis

MARKETS

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China.

The shipments to capacity ratio for dissolving pulp was at 87% in fiscal 2011 versus 89% in the prior year. These are relatively high percentages, which reflect strong demand and favourable market conditions. The decrease in shipment ratio was due to a decrease of 16,400 tonnes in dissolving pulp shipments. This was due to the Company’s objective of focusing on “specialty” or higher purity dissolving pulps and reducing its exposure to commodity and fluff pulps. Specialty dissolving pulps have a lesser yield, which in turn reduces the production capacity of the two mills. During fiscal 2010 and 2011, both mills operated at full rates and no downtime was taken for market conditions. The strong market conditions led to higher US dollar and euro prices, which more than offset the negative currency impact of a weaker US dollar. Pricing for specialty dissolving increased by $226 per tonne, commodity grade dissolving increased by $285 per tonne and specialty fluff increased by $313 per tonne on average. The favourable market conditions also kept inventory levels of finished pulp below 30 days for most of the year and ending fiscal 2011 at only 22 days of supply.

The shipments to capacity ratio for chemical paper pulp was 88% in fiscal 2011 versus 84% in the prior year. The 88% level is also reflective of favourable market conditions, as the mill operated at full capacity and no downtime was taken for market conditions. The strong market led to higher US dollar prices as the benchmark NBSK pulp price (delivered U.S.) increased by US $66 per tonne and the benchmark NBSK pulp price (delivered China) increased by US $77 per tonne. This more than offset the negative impact of the weaker US dollar and prices increased by $27 per tonne year-over-year. The $54 per tonne increase for softwood kraft shown in the table includes a positive mix variance as fiscal 2011 no longer includes sales from the French mills, which had traditionally sold their pulp for less than the Skookumchuck mill. The favourable market conditions also kept inventory levels of finished pulp below 20days for most of the year. Fiscal 2011 inventory of NBSK ended the year at only six days, as year-end coincided with the annual maintenance shutdown. This level does not allow for effective customer service and will need to be increased in the first quarter of fiscal 2012.

QUARTERLY PRICES – DISSOLVING PULP	QUARTERLY PRICES – NBSK
(US $ per tonne)	(US $ per tonne)

Tembec Financial Report 2011 17

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

	Variance - favourable (unfavourable)
					Foreign
				Inventory	exchange
			Mill	NRV	impact
(in millions of dollars)	Price	Freight	costs	adjustments	on costs	Other	TOTAL
Dissolving pulps	66	(1)	(33)	2	3	4	41
Chemical paper pulps	6	(3)	–	(1)	–	(3)	(1)
Chemicals	(1)	–	–	–	–	–	(1)
Other segment costs	–	–	–	–	–	(21)	(21)
	71	(4)	(33)	1	3	(20)	18

Fiscal 2011 EBITDA was $138 million compared to $120million in the prior year. The previously noted increases in pulp selling prices increased EBITDA by $72 million. Higher freight and shipping costs reduced EBITDA by $4 million. Manufacturing costs at the two dissolving pulp mills increased by $33million. Higher fibre, chemicals and supplies costs caused the majority of the increase. The mills produced more “specialty” dissolving pulp grades, which have lower yields and are more costly to produce. Costs were also impacted by an increase in maintenance downtime. During fiscal 2011, the three pulp mills incurred 30,200 tonnes of maintenance downtime compared to 14,100 tonnes in the prior year. The translation of the euro costs of the French dissolving pulp mill decreased the Canadian dollar equivalent costs by $3 million. The $21million unfavourable variance in the “Other” category relates to the sale of two kraft pulp mills and related operations located in Southern France. The mills were sold part way through the prior year and had contributed $19 million to fiscal 2010 reported EBITDA.

The two North American pulp mills purchased approximately 845,000 bone dry tonnes of wood chips in fiscal 2011, down from 873,000 in the prior year. Of this amount, approximately 67% was supplied by the Forest Products segment, compared to 69% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The pulp mill located in Southern France purchased 308,000 bone dry tonnes of wood in fiscal 2011 as compared to 307,000 tonnes in the prior year. The fibre is sourced from many private landowners.

Overall, higher pr ices were partially offset by higher manufacturing costs, which led to EBITDA margins of 19.9% compared to 14.4% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	120	138	18
Depreciation and amortization	27	18	9
Other items	(12)	–	(12)
Operating earnings	105	120	15

The Dissolving and Chemical Pulp segment generated operating earnings of $120 million during the most recently completed fiscal year, compared to operating earnings of $105 million in the prior year. In addition to the previously noted increase in EBITDA, the segment depreciation expense declined by $9 million. The sale of two pulp mills located in Southern France in May 2010 accounted for a significant portion of the decline in depreciation expense. In the prior year, the Company had recorded a gain of $12 million related to the sale of the aforementioned pulp mills.

18 Tembec Financial Report 2011

Management’s Discussion and Analysis

HIGH-YIELD PULP
(in millions of dollars)
	2010	2011
Total sales	395	378
Consolidated sales	367	348
EBITDA	47	(4)
EBITDA margin on total sales	11.9%	(1.1)%
Depreciation and amortization	10	10
Operating earnings (loss)	37	(14)
Identifiable assets (excluding cash)	213	174

The High-Yield Pulp segment consists of three market pulp manufacturing facilities. High-yield pulps are produced with a combination of mechanical and chemical processes. The Company produces hardwood grades made from maple, aspen and birch. High-yield pulps have a lower tensile and tear strength than kraft pulps, but they offer advantages on bulk and opacity. They compete against other hardwood or “short fibre” grades, with Bleached Eucalyptus Kraft (BEK) being the most prominent.

The following summarizes the annual operating level or capacity of each facility:

HIGH-YIELD PULP	tonnes
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000
TOTAL	805,000

Total 2011 shipments of 664,300 tonnes include 57,500 tonnes of high-yield pulp consumed by the Company’s paperboard operations as compared to 56,700 tonnes in the prior year.

Total sales for the High-Yield Pulp segment were $378 million, a decrease of $17 million from the prior year. After eliminating internal sales, the High-Yield Pulp segment generated 20% of Company consolidated sales, unchanged from the prior year. The High-Yield Pulp segment is more export oriented than the other business segments within the Company. In 2011, 99% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 98% in the prior year. China alone accounted for 49% of sales compared to 57% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
Hardwood high-yield	395	378	615.6	664.3		642	569
Internal sales	(28)	(30)	(56.7)	(57.5)		494	522
Consolidated sales	367	348	558.9	606.8		657	573

Tembec Financial Report 2011 19

Management’s Discussion and Analysis

MARKETS

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China.

The shipments to capacity ratio for high-yield pulp was at 83% versus 76% in the prior year. These are relatively low percentages, which are not indicative of a strong market. Fiscal2010 began with weak prices and demand. As a result, the Company idled the Chetwynd mill for 110 days, resulting in 67,200 tonnes of market downtime. The mill was restarted in January 2010 as demand and pricing were on an upturn. By summer, prices were more than $100 per tonne higher than at the beginning of the fiscal year. The average selling price for third party sales was $657 per tonne. Inventory levels of finished goods ended the prior fiscal year at 26 days, indicative of a relatively balanced market. However, as fiscal 2011 began, new high-yield pulp capacity was started in China, which had a negative impact on the market in terms of pricing. The effect was grade specific to high-yield pulp as other hardwood grades, such as BEK, were not as severely impacted. As the fiscal year progressed, prices continued to decline, compounded by a stronger Canadian dollar, which averaged US $1.013 in fiscal2011, a 5.5% increase versus the prior year. The combined effect reduced prices by approximately $100 per tonne during the fiscal year. The average selling price for third party sales was $573 per tonne, a decrease of $84 per tonne from the prior year average. Inventory levels ended the year at 15days of supply. The abnormally low level of inventory was related to a labour strike that occurred at the Matane mill in the second half of fiscal 2011. The impact of the strike is analysed in the section that follows.

QUARTERLY PRICES – HIGH-YIELD
(US $ per tonne)

20 Tembec Financial Report 2011

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

	Variance - favourable (unfavourable)
					Inventory
		Mix &	Freight	Mill	NRV
(in millions of dollars)	Price	volume	and SGA	costs	adjustments	Other	TOTAL
High-yield pulps	(53)	(6)	5	5	(4)	2	(51)

Fiscal 2011 EBITDA was negative $4 million compared to positive $47million in the prior year. The previously noted decrease in pulp selling prices decreased EBITDA by $53million. While costs were relatively unchanged across the combined three mills, there were significant variances at individual mills. At Chetwynd, the mill had experienced significant downtime in the prior year. In addition to the previously noted 110-day market curtailment, the mill lost 29days in June2010 related to a fire at the mill site. In fiscal2011, the mill experienced “full” operations and production increased by 85,600 tonnes. Cost of manufacturing improved by $18 million year-over-year. The opposite effect occurred at the Matane mill. In the prior year, the mill had experienced “full”operations. In the most recent year, a labour strike began in May 2011 and resulted in 127days of downtime before the mill resumed operations in mid-September 2011. The mill produced 102,200tonnes less than in the prior year and its costs increased by $12 million.

The three pulp mills purchased approximately 682,800 bone dry tonnes of wood chips in fiscal 2011, up from 621,100 in the prior year. Of this amount, approximately 19% was supplied by the Forest Products segment, compared to 14% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations.

Overall, lower prices reduced profitability with a negative EBITDA margin of 1.1% compared to a positive margin of 11.9% in the prior year.

The following summarizes operating results variances by major element: Variance

			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	47	(4)	(51)
Depreciation and amortization	10	10	–
Operating earnings (loss)	37	(14)	(51)

The High-Yield Pulp segment generated an operating loss of $14 million during the most recently completed fiscal year, compared to operating earnings of $37 million in the prior year. The previously noted decrease in EBITDA led to the weaker operating results.

Tembec Financial Report 2011 21

Management’s Discussion and Analysis

PAPER
(in millions of dollars)
	2010	2011
Consolidated sales	348	339
EBITDA	(2)	28
EBITDA margin	(0.6)%	8.3%
Depreciation and amortization	3	3
Other items	7	–
Operating earnings (loss)	(12)	25
Identifiable assets (excluding cash)	123	119

The Paper segment currently includes two paper manufacturing facilities with a total of three paper machines. The mill located in Kapuskasing, Ontario, produces newsprint on two machines. The facility located in Temiscaming, Quebec, produces multiply coated bleached board on one machine. The board mill is partially integrated with a high-yield pulp mill and also consumes pulp manufactured by the Company at its British Columbia paper pulp mill. In late fiscal2010, the Company announced the permanent closure of the Pine Falls, Manitoba, newsprint mill, removing 185,000tonnes of newsprint capacity. A third newsprint machine at the Kapuskasing mill with an annual capacity of 90,000tonnes has been idle for several years and is no longer included in the capacity figures. The total capacity of the Paper segment is now 420,000tonnes. Prior to April2010, the Paper segment also included the financial results of a hydro-electric dam located in Smooth Rock Falls, Ontario. The dam was sold on March 29, 2011.

The following summarizes the products and operating level or capacity of each facility:

COATED BLEACHED BOARD	tonnes
Temiscaming, QC	180,000

NEWSPRINT
Kapuskasing, ON	240,000

TOTAL	420,000

Coated bleached board shipments represented 42% of Paper segment shipments in fiscal 2011, unchanged from the prior year. As a percentage of total segment sales, coated bleached board represented 57% of sales compared to 59% in the prior year.

Newsprint shipments represented 58% of Paper segment shipments in fiscal 2011, unchanged from the prior year. In terms of total segment sales, newsprint represented 42% of sales compared to 40% in the prior year.

Sales for the Paper segment totalled $339 million, as compared to $348 million in the prior year. The segment generated 19% of Company consolidated sales, the same as in fiscal 2010. The focus of the paper business is North America, which accounted for 92% of consolidated sales in 2011, compared to 95% in the prior year. The U.S. alone accounted for 74% of sales in fiscal 2011, unchanged from the prior year.

22 Tembec Financial Report 2011

Management’s Discussion and Analysis

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
Coated bleached board (rolls and sheets)	204	194	173.0	165.2		1,179	1,174
Newsprint	141	143	236.0	228.5		597	626
Electricity sales	3	2
Consolidated sales	348	339	409.0	393.7

MARKETS

The benchmark for coated bleached board (16 point) averaged US $1,150 per short ton in fiscal 2011, a US $98 per short ton increase over the prior year. A favourable pricing trend was supported by good market demand. The benchmark began the year at US $1,110 per short ton. It increased to US $1,150 in October 2010 and remained at that level for the next 12months. The shipments to capacity ratio for coated bleached board was 92% in fiscal 2011 compared to 96% in the prior year. These high percentages reflect the very strong market fundamentals of the North American coated bleached board market over the last two years. The small decrease in ratio was due to inventory reduction in the prior year as production volumes cannot sustain a ratio above 95%. The board mill operated at “full” capacity in both fiscal 2010 and fiscal 2011, with no market downtime taken in either year. While US $ reference prices increased, the impact was offset by the negative currency impact of the stronger Canadian dollar. As a result, Canadian dollar prices were relatively unchanged year-over-year. Inventory levels at year-end were at 52 days. This is a normal level given the product sales mix, which includes both rolls and sheets.

The benchmark newsprint grade (48.8 gram – East Coast) averaged US $640 per tonne in fiscal 2011, a US $67 per tonne increase over the prior year. The increase was due to improved pricing that occurred in the latter half of fiscal 2010. The benchmark began the current year at US $638 per tonne. It increased to US $640 per tonne in October 2010 and remained at that level for the next 12 months. The shipments to capacity ratio for newsprint was 69% as compared to 46% in the prior year. The increase in the ratio was not due to increased shipments as they declined by 7,500 tonnes year-over-year. It was caused by a 185,000 tonnes capacity reduction related to the permanent closure of the Pine Falls newsprint mill that was announced at the end of the prior fiscal year. The relatively low ratios are a reflection of the relatively weak North American newsprint market. In response to continued declines in demand, the Company continued to curtail production. A newsprint machine at the Kapuskasing mill remained idle for the entire year, removing approximately 91,000tonnes of production. This compares to 273,000 tonnes in the prior year, which included the same machine in Kapuskasing and the entire capacity of the idled mill in Pine Falls, which was removed from the current year figures as a result of its closure. While US $ reference prices increased by US $67 per tonne, the impact was partially offset by the negative impact of the stronger Canadian dollar. As a result, Canadian dollar prices increased by $29 per tonne. Inventory levels at year-end were at 14 days, a normal level for the newsprint mill.

QUARTERLY PRICES – COATED BLEACHED BOARD	QUARTERLY PRICES – NEWSPRINT
(US $ per short ton)	(US $ per tonne)

Tembec Financial Report 2011 23

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

	Variance - favourable (unfavourable)
				Inventory
		Mill	Mix &	NRV
(in millions of dollars)	Price	costs	volume	adjustments	Other	TOTAL
Coated bleached board	-	(1)	(3)	–	1	(3)
Newsprint	6	17	–	(2)	1	22
Other segment items	-	–	–	–	11	11
	6	16	(3)	(2)	13	30

Fiscal 2011 EBITDA was $28 million compared to negative $2 million in the prior year. Higher newsprint prices increased EBITDA by $6 million. Manufacturing costs at the newsprint mill also declined by $17 million, primarily as a result of lower energy costs. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the 2011 calendar year. The favourable $11 million variance in other segment items relates to the permanent closure of the Pine Falls newsprint mill, which had negative EBITDA of $11 million in the prior year. Custodial and legacy costs for the facility were $3 million in fiscal 2011 and were included in the Corporate segment.

The coated bleached board mill utilizes a combination of chemical kraft and high-yield pulps to produce a three-ply sheet. During fiscal 2011, the mill utilized 15,300 tonnes of NBSK supplied by the Company’s Skookumchuck pulp mill as compared to 17,700 tonnes in the prior year. The mill also consumed 57,500 tonnes of high-yield pulp supplied by the Temiscaming mill versus 56,700 tonnes in fiscal 2010. The balance of pulp requirements is purchased from third parties.

The newsprint mill utilizes virgin fibre, primarily in the form of wood chips. During fiscal 2011, the operations purchased 257,400 bone dry tonnes of virgin fibre, of which approximately 81% was internally sourced. In the prior year, 244,200 bone dry tonnes of virgin fibre were purchased, with 68% being sourced internally.

Overall, the higher news print prices and the lower costs increased EBITDA margins from negative 0.6% to positive 8.3%.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	(2)	28	30
Depreciation and amortization	3	3	–
Other items	7	–	7
Operating earnings (loss)	(12)	25	37

The Paper segment generated operating earnings of $25 million compared to an operating loss of $12 million in the prior year. In addition to the previously noted improvement in EBITDA, the segment was impacted by other items. In the prior year, the Company had absorbed a charge of $7 million related to the permanent closure of the Pine Falls newsprint mill.

24 Tembec Financial Report 2011

Management’s Discussion and Analysis

CORPORATE
(in millions of dollars)
	2010	2011
General and administrative expenses	21	19
Share-based compensation	2	2
Other items	20	(3)
Depreciation and amortization	–	1
Operating expenses	43	19

The Company incurred a $2 million share-based compensation expense in the current year, unchanged from the prior year. The expense relates to two long-term incentive programs maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the Board of Directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 9 of the 2011 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic variation in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs include legal costs, site security and custodial. These “legacy” costs totalled $8 million in fiscal 2011, unchanged from the prior year. The current year “other items” also includes a gain of $8million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3 million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario. The prior year included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the Company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims.

Tembec Financial Report 2011 25

Management’s Discussion and Analysis

Non-operating Items

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)
	2010	2011
Interest on indebtedness	30	32
Fees - new working capital facility	–	2
Debt prepayment premium	6	–
Foreign exchange items	14	(1)
Bank charges and other	2	(1)
	52	32

There were no significant interest variances. The major portion of the prior year interest on debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company incurred a $6 million debt prepayment premium. The Company issued US $255 million of senior secured notes maturing in December 2018. In March 2011, the Company entered into a new working capital facility and incurred $2million in expenses. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year, losses are generated.

TRANSLATION OF FOREIGN DEBT

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971. There was no gain or loss on the translation of euro-denominated debt as the value of the euro versus the Canadian dollar was relatively unchanged.

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US$0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

INCOME TAXES

During fiscal 2011, the Company recorded an income tax expense of $19 million on earnings before income taxes and non-controlling interest of $16 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8%. The current year absorbed an $11million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During fiscal 2010, the Company recorded an income tax recovery of $15 million on earnings before income taxes and non-controlling interest of $39 million. This income tax recovery reflected a $27 million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8%. The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it was determined that the future realization of these assets was “more likely than not” to occur. The non-taxable portion of the gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

26 Tembec Financial Report 2011

Management’s Discussion and Analysis

Net Earnings (Loss)

The Company generated a net loss of $3 million or $0.03 per share for the year ended September 24, 2011, compared to net earnings of $52 million or $0.52 per share for the year ended September 25, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US$ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 25, 2010		September 24, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported
- in accordance with GAAP	52	0.52	(3)	(0.03)
Specific items (after-tax):
Gain on translation of foreign debt	(23)	(0.23)	–	–
Gain on derivative financial instruments	–	–	(1)	(0.01)
Gain on sale of land	(1)	(0.01)	–	–
Write-down of notes receivable	10	0.10	–	–
Sale of French pulp mills	(16)	(0.16)	–	–
Recognition of future tax asset
- French operations	(19)	(0.19)	–	–
Pine Falls closure charge	6	0.06	–	–
Debt prepayment premium	4	0.04	–	–
Taschereau sawmill closure charge	–	–	2	0.02
Cranbrook planer mill severance charge	–	–	1	0.01
Gain on Tembec USA LLC filing	–	–	(8)	(0.08)
Gain on sale of Smooth Rock Falls hydro dam	–	–	(2)	(0.02)
Costs for permanently idled facilities	6	0.06	7	0.07
Net earnings (loss) excluding specific items
- not in accordance with GAAP	19	0.19	(4)	(0.04)

Tembec Financial Report 2011 27

Management’s Discussion and Analysis

Quarterly Financial Information
(in millions of dollars, except per share amounts)

	2010				2011
	Dec. 09	March 10	June 10	Sept. 10	Dec. 10	March 11	June 11	Sept. 11
Sales	412	476	545	444	422	452	448	421
EBITDA	4	32	60	36	11	33	32	19
Depreciation and amortization	15	15	14	12	12	11	11	11
Other items	(1)	15	(10)	9	3	6	(10)	2
Operating earnings (loss)	(10)	2	56	15	(4)	16	31	6
Net earnings (loss) and comprehensive earnings (loss)	(9)	–	59	2	(12)	7	19	(17)
Basic and fully diluted net earnings (loss) in dollars per share	(0.09)	–	0.59	0.02	(0.12)	0.07	0.19	(0.17)

FOURTH QUARTER ANALYSIS

The Company reported a net loss of $17 million or $0.17 per share in the fourth quarter ended September 24, 2011, compared to net earnings of $2 million or $0.02 per share in the same quarter of fiscal 2010. The weighted average number of common shares outstanding was 100 million, unchanged from the prior year.

Sales decreased by $23 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.023, a 6.3% increase from US $0.962 in the prior year quarter. Forest Products segment sales increased by $8 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales increased by $14 million due to significantly higher prices. High-Yield Pulp segment sales decreased by $28 million due to lower shipments and prices. Paper segment sales decreased by $12 million due to lower shipments and prices.

EBITDA declined by $17 million over the prior year quarter. Forest Products segment EBITDA declined by $5 million due primarily to higher costs. Dissolving and Chemical Pulp segment EBITDA was unchanged, with higher prices offsetting higher costs. High-Yield Pulp segment EBITDA declined by $22 million due mainly to lower prices. Paper segment EBITDA increased by $2 million because of lower costs. Corporate expenses for the current quarter include a credit of $6 million relating to share-based compensation. There was no charge for share-based compensation in the prior year quarter.

The Company generated operating earnings of $6 million compared to operating earnings of $15 million in the same quarter a year ago. The previously noted decline in EBITDA was the main cause of the reduction in operating earnings. The prior year quarter “other items” included a charge of $7million related to the permanent closure of the Pine Falls, Manitoba, newsprint mill. It also included a $2 million charge relating to legal costs, site security and custodial costs for several permanently idled facilities. The current year “other items” of $2million were also for costs related to permanently idled facilities.

There were no significant interest variances. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US$ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case during the current quarter, gains are generated.

28 Tembec Financial Report 2011

Management’s Discussion and Analysis

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971. The Company did not record a gain or loss on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.399 to C $1.392.

During the September 2010 quarter, the Company recorded a gain of $3 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.965 to US $0.975. The Company recorded a loss of $2million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.283 to C $1.384.

During the September 2011 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes and non-controlling interest of $10 million. The income tax expense reflected a $10 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8%. The current quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During the September 2010 quarter, the Company recorded an income tax expense of $4 million on earnings before income taxes and non-controlling interest of $6 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $2 million based on the Company’s effective tax rate of 29.8%. The prior year quarter absorbed a $2 million unfavourable change in valuation allowance.

The fourth quarter 2011 interim MD&A issued on November15, 2011, provides a more extensive analysis of items having impacted the Company’s fourth quarter financial results.

SUMMARY OF QUARTERLY RESULTS

On a sequential quarterly basis, sales and margins were negatively impacted by lower lumber prices. While US$ lumber reference prices were fairly stable, the strengthening of the Canadian dollar versus the US dollar, increasing from US$0.945 in the December 2009 quarter to US$1.023 in the September 2011 quarter, resulted in declining prices and margins for the Company’s Forest Products segment. Demand remained weak and the lumber shipments to capacity ratio ranged from 44% to 59% over the last eight quarters. By contrast, the Dissolving and Chemical Pulp segment experienced price increases over the last eight quarters, resulting in improved profitability and margins. The High-Yield Pulp segment saw prices increase over the four quarters of fiscal 2010 and then decline over the four quarters of fiscal 2011. Here again, currency was a negative factor. High-yield pulp margins were negative in the last two quarters of fiscal 2011. The Paper segment had improving results driven by higher newsprint prices and lower manufacturing costs.

The Company’s financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by export taxes on lumber shipped to the U.S. Total amount incurred over the last two years was $23 million.

The Company generated EBITDA of $227 million in the last eight quarters. This represents a margin of approximately 6% on sales of $3.6 billion. Financial performance was adversely affected by the difficult lumber market. Depreciation and amortization expense totalled $101 million during this period. The Company recorded other items having a net unfavourable impact of $14 million over the last eight quarters.

Due to the stronger Canadian dollar, the Company recorded a gain of $26 million on the translation of its foreign-denominated debt over the last two years. However, the impact of the quarterly debt translation gains and losses added considerable volatility to the financial results, with the impact ranging from a gain of $16 million in the December 2009 quarter to a loss of $11 million in the September 2011 quarter.

Tembec Financial Report 2011 29

Management’s Discussion and Analysis

Financial Position and Liquidity

FREE CASH FLOW
(in millions of dollars)
	2010	2011
Cash flow from operations before working capital changes	58	20
Net fixed asset additions	(25)	(55)
Free cash flow (negative)	33	(35)

Cash flow from operations before working capital changes in fiscal 2011 was $20 million, compared to $58 million from the prior year. The decline in EBITDA accounted for the decline in cash flow. In fiscal 2011, non-cash working capital items generated $49 million as compared to $20 million generated in the prior year. After allowing for net fixed asset additions of $55million, free cash flow in fiscal 2011 was negative $35million compared to positive $33 million in the prior year.

CAPITAL SPENDING
(in millions of dollars)
	2010	2011
Forest Products	7	10
Dissolving and Chemical Pulp	12	38
High-Yield Pulp	3	3
Paper	3	4
Net fixed asset additions	25	55
As a % of total sales	1.2%	2.9%
As a % of fixed asset depreciation	45%	122%

In response to relatively low EBITDA and operating losses in certain business segments brought on by challenging market conditions, the Company has continued to limit capital expenditures. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its current facilities. During fiscal 2011, net fixed asset additions totalled $55 million compared to $25 million in the prior year. The focus of the Company’s capital expenditures was in the Dissolving and Chemical Pulp segment, with all three mills benefiting from increased investment. A total of $10 million was spent at the Tartas dissolving pulp mill to begin the installation of an 8-megawatt electrical turbine. An additional $11 million will be spent in fiscal2012 to complete the installation. Current start-up date is June2012. An amount of $6 million was spent at the Skookumchuck NBSK mill to effect a major repair on the recovery boiler. The repairs are now complete and will result in higher productivity at the mill in fiscal 2012. A further $4million was spent at the Temiscaming dissolving pulp mill to erect a new brown stock tank. An estimated $3 million will be spent in the first half of fiscal 2012 to complete the project, with a forecast start-up date of April 2012.

30 Tembec Financial Report 2011

Management’s Discussion and Analysis

In October 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has obtained approval for projects that will utilize the entire $24million of available credits. The Company anticipates that it will spend the full $24million within the program’s specified time limits.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

On May 7, 2010, the Company announced that its European subsidiary, Tembec SAS, had completed the sale of two kraft pulp mills located in Tarascon and Saint-Gaudens, France. The purchaser paid the equivalent of $86million in cash including preliminary working capital adjustments and assumed $41million of debt, for total consideration of $127million. As a result of the sale, the Company recorded a pre-tax gain of $12million in the fiscal2010 financial results.

On September 2, 2010, the Company announced the permanent closure of its Pine Falls, Manitoba, newsprint mill. As a result, a charge of $7 million was recorded in the fiscal2010 financial results.

O n February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $3 million was recorded in the fiscal 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the fiscal 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $8 million relating to the reduction in its consolidated accrued benefit obligation in the fiscal 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant will result in a charge of $2 million that w ill be recorded in the Company ’s December 2011 quarterly financial results.

On November 28, 2011, the Company announced that it had reached an agreement to sell its British Columbia sawmills and related forestry operations for proceeds of $60 million. The transaction is expected to close in the March 2012 quarter, at which time an estimated gain of $16 million will be recorded.

FINANCING ACTIVITIES

NET DEBT TO TOTAL CAPITALIZATION

Net debt to total capitalization stood at 27% at September2011, a decrease of 1% from 28% at September 2010. As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The Company remains committed to this strategy.

Tembec Financial Report 2011 31

Management’s Discussion and Analysis

LONG-TERM DEBT
(in millions of dollars)
	2010	2011
Tembec Industries - US $255 million 11.25% senior secured
notes due December 2018	261	262
Tembec Inc. - 6% unsecured notes - September 2012	9	5
Tembec French operations	21	25
Kirkland Lake Engineered Wood Products Inc.	8	8
Other debt	2	2
Total long-term debt	301	302
Less unamortized financing costs	13	13
	288	289
Current portion included in above	17	18

As part of the financial recapitalization that occurred in February 2008, the Company entered into a loan agreement with various lenders for a non-revolving term loan of US $300million due February 28, 2012. The facility was secured by a charge on the assets of the Company’s material North American operations, including a first priority charge on all assets except receivables and inventories, where it had a second priority charge. In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 and outside the U.S. in reliance on Regulation S under the Securities Act. The notes were subsequently registered with the SEC on March31, 2011. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles. The net proceeds of the offering, together with cash on hand, were used to repay all outstanding indebtedness under the Company’s existing US $300 million term loan facility maturing in February 2012, including related fees, expenses and a 2% prepayment premium.

As part of the financial recapitalization of 2008, the Company issued $18 million of 6% unsecured notes having a maturity of September 30, 2012. These notes are subject to an amortization schedule and an amount of $4 million was repaid in fiscal 2011, compared to $3 million in the prior year.

The debt of the French operations relates to the Company’s dissolving pulp mill. The increase in debt relates to new borrowings to install an electrical turbine at the facility. The project was discussed previously in the capital spending section.

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings. There was no change in the ratings in fiscal 2011.

At the end of September 2011, the Company had total cash of $105 million (including cash held in trust) plus unused operating lines of $124 million. At the end of September 2010, the Company had total cash of $74 million and unused operating lines of $100 million. The Company defines “operating lines” to include loans of various durations, which are secured by charges on accounts receivable and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases, which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

32 Tembec Financial Report 2011

Management’s Discussion and Analysis

The following table summarizes the unused operating lines at the end of the last two fiscal years:

OPERATING LINES
(in millions of dollars)
	2010	2011
Borrowing base	212	186
Less: availability reserve	(76)	(22)
Net availability	136	164
Outstanding letters of credit	(35)	(34)
Amount drawn	(1)	(6)
Unused amount	100	124

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million revolving working capital or asset-based loan (ABL) facility maturing in December 2011. The ABL was subject to a permanent availability reserve of $25 million. This amount would increase to $35 million if the Company’s trailing 12-month EBITDA fell below $80 million. The facility had a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred in August 2010, the ABL lenders sought and obtained an increase of US$50million to the availability reserve. In March 2011, the Company entered into a new five-year $200million ABL expiring in February 2016. The new ABL effectively replaced the previously noted $205 million ABL. The new ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month EBITDA falls below $60 million. There is also a variable reserve, which totalled $7 million as at the end of fiscal 2011.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Company does not have any other significant off-balance sheet arrangements.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts.

COMMON SHARES
(in millions)
	2010	2011
Shares outstanding - opening	100	100
Shares outstanding - ending	100	100

There were no shares issued in fiscal 2010 and fiscal 2011.

There are currently 11,093,943 outstanding warrants (unchanged from the prior year). The warrants are convertible into an equal amount of common shares expiring February 29, 2012. They shall be deemed to be exercised and shall be automatically converted into common shares of the Company when the 20-day volume-weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control at a purchase price per common share equal to at least $12.00.

In addition to the previously noted warrants, an additional 122,020 shares may be issued pursuant to options granted under the prior Long-Term Incentive Plan (LTIP). The exercise price of the options ranges from $16.61 per share to $248.29 per share with expiry dates from 2012 to 2016. As at September 24, 2011, all of the options were exercisable.

Tembec Financial Report 2011 33

Management’s Discussion and Analysis

Financial Instruments and Contractual Obligations

FINANCIAL ASSETS AND LIABILITIES
(in millions of dollars)
	September 24, 2011
	Carrying value	Fair value
Financial assets
Cash and cash equivalents	99	99
Cash held in trust	6	6
Accounts receivable	182	182
Loans receivable	24	24
Financial liabilities
Operating bank loans	6	6
Accounts payable and accrued charges	254	254
Interest payable	8	8
Long-term debt (including current portion)	289	294
Pension and other benefit net liabilities	153	208

The carrying values for cash, cash equivalents, cash held in trust, accounts receivable, loans receivable, operating bank loans, accounts payable and accrued charges, and interest payable approximate their fair values due to the near-term maturity of these instruments.

The fair value of the long-term debt is $5 million higher than its carrying value. Unamortized financing costs increased the fair value by $13 million. This was partially offset by an $8 million decrease as the Company’s US $255 million senior secured notes were trading below par at year-end.

The $55 million difference in net liabilities of pension and other benefit plans relates to $41 million of unamortized net actuarial losses, $5 million of unamortized past service costs and $9million of employer contributions made after June 30, 2011, the measurement date.

FINANCIAL RISKS

Credit risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. Bad debt expense has not been significant in the past. The allowance for doubtful accounts at September 2011 was nil, compared to $1 million at the end of the prior year. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage.

34 Tembec Financial Report 2011

Management’s Discussion and Analysis

Liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $150 million to $200 million of liquidity. As noted previously, the Company had total cash of $105 million plus unused operating lines of $124 million as at September 24, 2011.

Foreign currency risk

This item is discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. This will have little impact on the Company’s financial results since the majority of the Company’s debts are at fixed interest rates.

Commodity price and operational risk

These items are discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

CONTRACTUAL OBLIGATIONS
(in millions of dollars)
	Total	Within 1	2 - 3	4 - 5	After 5
		year	years	years	years
Long-term debt	302	9	12	12	269
Interest on long-term debt	219	31	61	60	67
Operating leases	14	5	5	3	1
Purchase obligations	172	78	59	31	4
Pension obligations:
Normal cost	116	7	14	14	81
Contractual	149	30	55	33	31
	972	160	206	153	453

The table above shows the Company’s contractual obligations as at September 24, 2011. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The normal cost obligations are limited to a 16-year period and are based on estimated future employee service for existing registered defined benefit plans. Contractual pension obligations include estimated solvency and going concern amortization payments.

Tembec Financial Report 2011 35

Management’s Discussion and Analysis

2010 vs. 2009

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2009	2010
Sales	1,786	1,877
EBITDA	(108)	132
Depreciation and amortization	73	56
Other items	(3)	12
Operating earnings (loss)	(178)	64
Net earnings (loss)	(214)	52
Basic and diluted earnings (loss) in dollars per share	(2.14)	0.52
Total assets (at year-end)	1,366	1,104
Total long-term debt (at year-end) (1)	402	288

(1) includes current portion

Sales increased by $91 million as compared to fiscal 2009. The increase was driven by higher pulp prices and shipments. Currency was unfavourable as the Canadian dollar averaged US $0.960, a 13% increase from US $0.850 in the prior year. Forest Products segment sales increased by $27 million as a result of higher prices and shipments. Pulp segment sales increased by $142 million as a result of higher prices and shipments. Paper segment sales decreased by $104 million due to lower shipments and prices.

EBITDA improved by $240 million over fiscal 2009. The Forest Products segment EBITDA improved by $57 million because of lower costs and improved pricing. The Pulp segment EBITDA increased by $218 million due to lower manufacturing costs and higher prices. The Paper segment EBITDA decreased by $29 million due to lower selling prices, with lower costs providing a partial offset.

36 Tembec Financial Report 2011

Management’s Discussion and Analysis

OPERATING EARNINGS (LOSS)
(in millions of dollars)
					Depreciation &	Other
			Total	EBITDA	amortization	items
	2009	2010	variance	variance	variance	variance
Forest Products	(88)	(24)	64	57	8	(1)
Pulp	(101)	134	235	218	9	8
Paper	22	(12)	(34)	(29)	–	(5)
Chemicals	7	8	1	–	–	1
Corporate	(18)	(42)	(24)	(6)	–	(18)
	(178)	64	242	240	17	(15)

The Company generated operating earnings of $64 million compared to an operating loss of $178 million in fiscal 2009. The previously noted improvement in EBITDA generated the majority of the increase in operating results. The Pulp segment results included a $12 million gain relating to the sale of two paper pulp mills located in Southern France. The Paper segment results included a charge of $7 million related to the permanent closure of the Pine Falls newsprint facility.

The fiscal 2010 Corporate segment results absorbed a charge of $12 million relating to the write-down of notes receivable. As well, the Company incurred expenses of $7 million covering legal costs, site security, and remedial actions relating to the idled Marathon, Ontario, NBSK pulp mill. The Marathon mill was previously owned by Marathon Pulp Inc., a joint venture in which the Company held a 50% interest. In February 2009, the joint venture sought creditor protection and a trustee in bankruptcy was appointed. The latter continued to operate the facility for a period of time to liquidate inventories. In June2009, the Ministry of Environment (MOE) of the province of Ontario directed the Company to undertake certain actions on the site. While the Company contested the basis on which the order was given, it complied with the various directives.

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)
	2009	2010
Interest on long-term debt	33	27
Interest on operating bank loans	4	3
Debt prepayment premium	–	6
Foreign exchange items	(16)	14
Bank charges and other	1	2
	22	52

The $6 million decline in interest expense was primarily foreign exchange related as the Canadian dollar averaged 13% higher versus the US dollar. A term loan credit facility was repaid on August 17, 2010, and required that the Company pay a debt prepayment premium of 2%. The Company issued US$255million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during fiscal 2010, losses are generated. If the Canadian dollar weakens, as was the case in fiscal 2009, gains are generated.

Tembec Financial Report 2011 37

Management’s Discussion and Analysis

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US$0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

During fiscal 2009, the Company recorded a loss of $18 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.968 to US$0.916. The Company recorded a loss of $3 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.509 to C $1.602.

During fiscal 2010, the Company recorded an income ta x recover y of $15 million on earnings from continuing operations before income taxes and non-controlling interests of $39 million. This income tax recovery reflected a $27million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8%. The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it has been determined that the future realization of these assets is “more likely than not” to occur. The non-taxable gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

During fiscal 2009, the Company recorded an income tax recovery of $1 million on a loss from continuing operations before income ta xes and non-controlling interests of $221million. The income tax recovery reflected a $67 million unfavourable variance versus an anticipated income tax recovery of $68million based on the Company’s effective tax rate of 30.9%. The non-recognition of period losses reduced the income tax recovery by $62 million. Based on past financial performance, future income tax assets of the Company’s operations have been limited to the amount that is more likely than not to be realized. The non-deductible portion of the loss on translation of foreign-denominated debt reduced the income tax recovery by $2 million. The non-deductible loss on consolidation of foreign integrated subsidiaries also reduced the income tax recovery by $3 million.

The financial results of the St. Francisville paper mill have been classified as discontinued operations. During fiscal 2010, the operations did not impact the Company’s financial results. A $2 million charge for pension and post-retirement healthcare benefits was offset by a $2 million gain on the translation of the US $ carrying values of the pension and post-retirement healthcare obligations. Fiscal 2009 earnings of $5 million included a $12 million after-tax gain on the sale of the mill site and production equipment, a $2 million loss on translation of the US $ carrying values of liabilities and a charge of $5 million for custodial and legacy costs.

The Company generated net earnings of $52 million or $0.52 per share for the year ended September 25, 2010, compared to a net loss of $214 million or $2.14 per share for the year ended September 26, 2009.

38 Tembec Financial Report 2011

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Fixed asset depreciation

The Company records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. The estimated useful lives of fixed assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the amount of future depreciation expense. There were no significant revisions to the estimated useful lives of fixed assets in fiscal 2011 and fiscal 2010.

Impairment of long-lived assets

The Company must review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. This ensures that the assumptions are supported, where available, by relevant independent information. There were no fixed asset impairment charges in fiscal 2011 and fiscal 2010.

Employee future benefits

The Company contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to retirees, primarily healthcare related. For post-retirement benefits, funding of disbursements is done on a “pay as you go” basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis.

Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At June 30, 2011, (the “measurement” date), the fair value of defined benefit plan assets was $641 million, an amount equal to 80% of the estimated accrued benefit obligation of $804 million, generating a deficit of $163 million. The plan deficit was $206 million at the prior measurement date, June 30, 2010. The deficit decrease of $43 million that occurred over the 12-month period was due to several items. The deficit was decreased by $38 million as the return on plan assets exceeded the assumed rate of return. The deficit was further reduced by $23 million as employer contributions of $31million exceeded the current service cost of $8 million. These favourable items were partially offset by an actuarial loss of $16 million that increased the obligations at the measurement date. This item was caused by a decrease in the applicable discount rate from 5.12% to 4.94%. The discount rate is tied to rates applicable to high-quality corporate bonds (AA or higher) in effect at the measurement date. Pension expense in fiscal 2011 was $11 million, as compared to nil in the prior year. Based on current assumptions under IFRS, employer contributions and pension expense in fiscal 2012 are expected to be approximately $44 million and $5 million, respectively. There is no assurance that current assumptions will materialize in future periods. The defined benefit pension plans may be unable to earn the assumed rate of return. Market driven changes to discount rates and other variables may result in changes to anticipated Company contribution amounts.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $45million, a decrease from $49 million in the prior year. Employer contributions were $2 million, compared to $3 million in the prior year. In fiscal 2011, the Company recognized an expense of $3 million, unchanged from the prior year. Based on current assumptions under IFRS, the amount of employer contributions and the amount of expense to be recognized in fiscal 2012 are expected to be approximately $2 million and $4million, respectively.

Tembec Financial Report 2011 39

Management’s Discussion and Analysis

Future income taxes

Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement carrying amounts of balance sheet items as well as certain carry-forward items. The Company only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions.

Use of Non-GAAP Financial Measures

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. The following table is a reconciliation of operating earnings to the Company’s definition of EBITDA.

(in millions of dollars)	2010	2011
Operating earnings	64	49
Depreciation and amortization	56	45
Other items	12	1
EBITDA	132	95

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

(in millions of dollars)	2010	2011
Long-term debt	271	271
Unamortized financing costs	13	13
Current portion of long-term debt	17	18
Operating bank loans	1	6
Less: total cash	(74)	(105)
Net debt	228	203
Other long-term liabilities and credits	209	188
Shareholders’ equity	365	362
Total capitalization	802	753
Net debt to total capitalization ratio	28%	27%

40 Tembec Financial Report 2011

Management’s Discussion and Analysis

Changes in Accounting Policies and Estimates

During the year ended September 24, 2011, there have been no new standards issued by the CICA that had an impact on the Company’s consolidated financial statements.

Impact of Accounting Pronouncements
on Future Reporting Periods

International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable entities for financial periods beginning on or after January 1, 2011. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal2012 for which current and comparative information will be prepared under IFRS. The Company has evaluated the impact of the conversion to IFRS and presented its evaluation under “Conversion to International Financial Reporting Standards” below.

Conversion to International Financial Reporting Standards

CONVERSION PROGRESS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS, in full and without modification, for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which in the case of the Company, represents interim and fiscal year-end periods beginning on or after September 25, 2011 (the “Changeover” date). In the Company’s reporting for those periods following the Changeover date, comparative data for equivalent periods in the previous fiscal year will be required, making September 26, 2010, the “Transition” date for the Company.

The Company’s transition to full implementation of IFRS consists of five phases:

Preliminary study phase – This phase involves performing a high-level assessment to identify key areas of accounting differences and their impact (high, medium or low priority) that may arise from the transition to IFRS.

Project set-up phase – This phase includes the identification of a project team and IFRS Steering Committee, the development of a detailed conversion plan, a change management plan, as well as other key conversion processes and tools.

Component evaluations and issues resolution phase – In this phase, the Company completes a detailed assessment of all accounting differences, including those identified in the preliminary study phase, and their impact on the Company. It involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and impacts on drafting of financial statements under IFRS. The analysis and decisions made during this phase are included in IFRS Accounting Policy Choice Memos challenged and approved by the IFRS Steering Committee and External Auditors, which are then submitted to the Audit Committee.

Conversion phase – This phase includes execution of changes to information systems, business processes and accounting policies. It also involves the development of a communication and training program for the Company’s finance and other staff, as necessary.

Tembec Financial Report 2011 41

Management’s Discussion and Analysis

Embedding phase – The project will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS in business processes, eliminating unnecessar y data collection processes and submitting IFRS financial statements to the Audit Committee for approval. Implementation also involves further training of staff as revised systems begin to take effect.

To ensure adequate management of this process, the Company has established a project team and an IFRS Steering Committee, both of which are comprised of finance and accounting senior management as well as representatives from various areas of the organization, as deemed appropriate. Progress reporting to the Audit Committee on the status of the IFRS implementation project has been instituted. The Company completed the Preliminary Study Phase in July 2008, the Project Set-up Phase in January 2009, the Component Evaluations and Issues Resolution Phase in September 2009 and the Conversion Phase in September 2010. The IFRS team is currently completing the Embedding Phase.

POTENTIAL IMPACT OF IMPLEMENTATION ON THE COMPANY

The transition to IFRS requires the Company to apply IFRS1, First-Time Adoption of International Financial Repor ting Standards, which applies only at the time of changeover and includes a requirement for retrospective application of each IFRS standard. IFRS 1 also mandates certain exceptions to retrospective application and provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRSs.

IFRS 1 – Mandatory exceptions

The mandatory IFRS 1 exception that is relevant to the Company relates to the use of estimates. Specifically, hindsight cannot be used to create or revise estimates previously made under Canadian GAAP, except where necessary to reflect any difference in accounting policies or where there is objective evidence that those estimates were in error.

IFRS 1 – Optional exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Following a detailed analysis of the various optional exemptions, the Company has elected to apply the following:

Business combinations exemption – IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively – either from the Transition date or a particular date prior to the Transition date. The Company has elected to apply IFRS 3 prospectively on business combinations that occur after the Transition date. Accordingly, business combinations prior to this date have not been restated.

Event driven fair value of property, plant and equipment as deemed cost – IFRS does not provide specific guidance on the accounting by entities subject to a financial reorganization. Instead, usual requirements of IFRS apply. In particular, fresh start accounting is not permitted in such circumstances. In order to mitigate the impact of this accounting difference, IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value. The Company has elected to apply this exemption and therefore, the difference between Canadian GAAP and IFRS regarding fresh start accounting is not expected to impact the accounting measurement of the assets and liabilities that were revalued on February 29, 2008.

Employee benefits exemption – IFRS 1 provides the option to retrospectively apply International Accounting Standard (IAS) 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under Canadian GAAP in opening retained earnings at the Transition date. The Company has elected to recognize all unamortized cumulative actuarial losses and past ser vice costs at the Transition date as an adjustment to opening retained earnings for all of its employee benefit plans.

42 Tembec Financial Report 2011

Management’s Discussion and Analysis

Share-based payment transaction exemption – IFRS1 provides an optional exemption to the application of IFRS2, Share-based Payment, for those share options granted subsequent to November 7, 2002, that have fully vested as at September 26, 2010. The Company has elected this exemption and will exclude all such share options from the application of IFRS 2.

Borrowing costs – IAS 23, Borrowing Costs, requires an entity to capitalize borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. IFRS 1 permits all borrowing costs prior to its Transition date to be expensed. The Company has elected to apply this exemption and will expense all borrowing costs on qualifying assets prior to September 26, 2010.

There are additional optional exemptions under IFRS 1. However, the Company does not expect any other exemptions to be significant to the Company’s adoption of IFRS.

IFRS ACCOUNTING POLICIES

While the conceptual framework of IFRS is similar to Canadian GAAP, significant differences exist in certain matters of recognition, measurement and disclosure. The Company has identified specific areas where changes in accounting policies are expected to impact the Company’s consolidated balance sheet and statement of comprehensive income. The adoption of IFRS is not expected to have a material impact on the Company’s cash flow from operations. The significant IFRS accounting policies to be applied by the Company upon adoption of IFRS and which are expected to have a significant impact on its balance sheet and comprehensive income are as follows:

(a)	Property, plant and equipment

Consistent with Canadian GAAP, IFRS requires separable components of property, plant and equipment to be recognized initially at cost. Under IAS 16, Property, Plant and Equipment, an entity is required to choose to account for each class of property, plant and equipment, using either the cost model or the revaluation model. The cost model is generally consistent with Canadian GAAP where an item of property, plant and equipment is carried at its cost less accumulated depreciation and accumulated impairment losses. Under the revaluation model, an item of property, plant and equipment is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated depreciation and accumulated impairment losses. The Company expects to use the cost model to account for all classes of property, plant and equipment.

Unlike Canadian GAAP, which is silent on these matters, IFRS specifically requires capitalization of major replacement costs, major inspection costs and borrowing costs of qualifying assets. Management is currently quantifying the effects of additional capitalization required and expects an increase in proper ty, plant and equipment and a corresponding decrease of the accumulated deficit as at September 26, 2010.

(b)	Actuarial gains and losses

IAS 19, Employee Benefits, permits an entity to recognize actuarial gains and losses in profit or loss, or alternatively immediately in other comprehensive income. Under Canadian GAAP, the Company recognized actuarial gains and losses in profit or loss using the corridor approach where an entity recognizes amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeded 10% of the greater of: (a) the accrued benefit obligation at the beginning of the year; and (b) the fair value, or market-related value, of the plan assets at the beginning of the year. The Company has selected a policy to recognize the actuarial gains and losses immediately in other comprehensive income, thereby allowing pension assets and liabilities to be reflected at their fair values. The election of IFRS1 to clear all unamortized actuarial gains and losses against retained earnings results in an increase of the accumulated deficit of approximately $67 million on September 26, 2010.

Tembec Financial Report 2011 43

Management’s Discussion and Analysis

(c)	Biological assets

IAS 41, Agriculture, specifically addresses biological assets. The timber component of the Company’s private timberlands (freeholds) will qualify as a biological asset under the scope of IAS 41. This timber will be recorded at fair value less cost to sell and shown as a separate line item on the Company’s balance sheet. The fair value of biological assets for the Company will be measured by discounting expected cash flows from the sale of standing timber at a current market determined rate. This value will include not only the harvest value, but would also include a value for potential future growth. All gains and losses from changes in fair value are recognized in profit and loss. The agricultural produce (logs) from the biological asset are measured at fair value less costs to sell, which becomes the deemed cost for the purpose of subsequent accounting under the IAS 2, Inventories, standard.

The Company currently expects an increase to this asset category of approximately $7 million at September 26, 2010, with a corresponding decrease of the accumulated deficit. Future changes in fair value of these biological assets will be recognized in the Company’s profit and loss going forward.

(d)	Warrants

IAS 32, Financial Instruments: Presentation, requires an entity to classify a financial instrument as a financial liability if the Company does not have the unconditional right to avoid delivering cash or another financial asset on settlement. Although Canadian GAAP classified the warrants as equity, the contingent settlement provision of the warrants requires the Company to classify them as financial liabilities.

The classification of the warrants as a financial liability will result in an increase of $5 million to long-term debt with a decrease of $6 million to share capital. The difference represents a change in fair value of the warrants from their date of issue to the Transition date and will reduce the accumulated deficit by $1 million.

(e)	Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some provisions or contingent liabilities, which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low-end of the range), and the requirement under IFRS for provisions to be discounted where material.

As a result of the discounting requirement, the Company expects a decrease to the reforestation provision as calculated under Canadian GAAP at the Transition date of approximately $2 million with a corresponding decrease of the accumulated deficit.

(f)	Contributed surplus

Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is adjusted to profit and loss.

Consequently, the Company expects to eliminate contributed surplus of $5 million with a corresponding decrease of the accumulated deficit.

The Company will continue to review all proposed and ongoing projects of the International Accounting Standards Board (IASB) and assess their impact on its conversion process.

44 Tembec Financial Report 2011

Management’s Discussion and Analysis

Reconciliation tables

The following tables provide a reconciliation of the shareholders’ equity and the balance sheet as at September 26, 2010:

SHAREHOLDERS’ EQUITY RECONCILIATION
$ millions (unaudited)

		As at
		September 26, 2010
	Notes	(Transition date)
Equity reported under Canadian GAAP		365
Opening balance sheet adjustments
Property, plant and equipment amortization	(a)	(2)
Employee future benefits	(b)	(67)
Biological assets	(c)	7
Warrants	(d)	(5)
Reforestation provision	(e)	2
Deferred taxes on above items		–
		(65)
Equity reported under IFRS		300

Tembec Financial Report 2011 45

Management’s Discussion and Analysis

Estimated adjustments to the balance sheet on adoption of IFRS as at September 26, 2010:

BALANCE SHEET RECONCILIATION
$ millions (unaudited)

	Notes	GAAP	Adjustment	IFRS
Assets
Current assets:
Cash and cash equivalents		68	–	68
Cash held in trust		6	–	6
Trade and other receivables		209	–	209
Inventories		255	–	255
Biological assets	(c)	–	1	1
Prepaid expenses		7	–	7
		545	1	546
Property, plant and equipment	(a)	498	(2)	496
Biological assets	(c)	–	6	6
Other assets	(b)	34	(6)	28
Deferred income taxes		27	–	27
Total assets		1,104	(1)	1,103

Liabilities and Shareholders’ Equity
Current liabilities:
Operating bank loans		1	–	1
Trade and other payables		233	–	233
Interest payable		3	–	3
Provisions		5	–	5
Current portion of long-term debt		17	–	17
		259	–	259
Long-term debt	(d)	271	5	276
Provisions	(e)	13	(2)	11
Accrued benefit liability	(b)	187	61	248
Other long-term liabilities and credits		9	–	9
		480	64	544
Shareholders’ equity:
Share capital	(d)	570	(6)	564
Contributed surplus		5	(5)	–
Deficit		(210)	(54)	(264)
Total shareholders’ equity		365	(65)	300
Total liabilities and shareholders’ equity		1,104	(1)	1,103

46 Tembec Financial Report 2011

Management’s Discussion and Analysis

Disclosure of entity-specific Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has made the appropriate changes to ensure the integrity of internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). The changes address accounting policies required for first-time adoption as well as ongoing IFRS reporting. Management has not identified any significant changes to ICFR or DC&P.

Disclosure of entity-specific Financial Reporting Expertise

The Company has identified the resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. Training of finance and other staff has been completed.

The IFRS Conversion Project Manager meets with the Audit Committee quarterly and informs the Committee on specifics of the project as well as developments in IFRS. The Committee members follow the progress very closely and have been informed of the timeline for implementation, expected impacts of different accounting policies as well as costs of conversion.

Disclosure of entity-specific Business Activities

The Company is party to many contracts with suppliers and customers. Following a detailed review of all contracts, it is not expected that the conversion to IFRS will have a significant impact on any of these contracts. The Company has no significant contracts, which include financial covenants.

As previously mentioned, IAS 21, The Effects of Changes in Foreign Exchange Rates, will have an impact on the translation of the Company’s foreign operations to the presentation currency. Under Canadian GAAP, certain foreign operations situated in Europe and the U.S. were considered to be fully integrated entities with the Canadian dollar as their functional currency. Under IFRS, the Company has determined that these foreign operations’ functional currency is the euro or the US dollar. The change in functional currency will have an impact on the consolidated balance sheet and statement of operations.

Disclosure of entity-specific Information Technology and Data Systems

The Company completed a detailed assessment of its IT systems and has determined that the current systems are adequate for proper reporting under IFRS. The systems allow the Company to track and report on all financial information required under Canadian GAAP (required until September 24, 2011), under IFRS (required as of September 25, 2011) and for the compilation of a comparative year of financial information beginning September 26, 2010.

Tembec Financial Report 2011 47

Management’s Discussion and Analysis

Significant Risks and Uncertainties

PRODUCT PRICES

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2012 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings:

SELLING PRICE SENSITIVITY
	Impact on	Average
	after-tax earnings	selling prices ($)
	($ millions)	Sept. 2011
		quarter
Pulp - $25/tonne	22	924
SPF lumber - $10/mbf	8	305
Paper and coated bleached board - $25/tonne	7	862

The Company’s strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high-quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint derivative commodity contracts to mitigate the impact of price volatility. At September 24, 2011, the Company did not hold any significant product derivative commodity contracts, unchanged from the prior year-end.

FOREIGN EXCHANGE

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The prices for many products, including those sold in Canada and Europe are generally driven by US $ reference prices of similar products. The Company generates approximately $1.3 billion of US$ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the euro reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

Based on 2012 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

FOREIGN EXCHANGE SENSITIVITY
(in millions of dollars)
Sales increase	13
Cost of sales increase	3
EBITDA increase	10
Interest expense increase	–
Cash flow increase	10
Loss on US $ debt translation	3
Pre-tax earnings increase	7
Tax expense increase	2
Net earnings increase	5

48 Tembec Financial Report 2011

Management’s Discussion and Analysis

Direct US $ purchases of raw materials, supplies and services provide a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency.

To potentially further reduce the impact of fluctuations in the value of the US dollar, the Company has a policy, which permits hedging up to 50% of its anticipated US $ receipts for up to 36months in duration. At September 24, 2011 and September 25, 2010, the Company did not hold any foreign exchange contracts.

OPERATIONAL RISKS

The manufacturing activities conducted by the Company’s operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/ upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of First Nations in its operations wherever feasible. The Company’s operation in France sources its fibre requirements from various private sources, primarily through long-term supply arrangements.

Energy is an important component of mill costs, especially for high-yield pulp mills and newsprint mills. In 2011, purchased energy costs totalled approximately $130 million, 62% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated, which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer term supply agreements, the purchase of derivative commodity contracts and operational curtailments in periods of high prices (load shedding). At September 2011 and September 2010, the Company did not hold any derivative commodity contracts relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative commodity contracts to reduce its exposure. At September 24, 2011 and September 25, 2010, the Company did not hold any natural gas derivative commodity contracts.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with relatively few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2011, the Company had approximately 3,250employees covered by collective bargaining agreements. At September 24, 2011, there were 15 agreements covering 975employees that had expired. During fiscal2012, a total of three agreements covering 375employees will expire. The remaining contracts expire at various dates up to February2016. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

Tembec Financial Report 2011 49

Management’s Discussion and Analysis

The Company’s operations are subject to industry-specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of lumber, pulp and paper is capital intensive. The Company estimates that it must invest approximately $35million to $40 million per year on capital expenditures to avoid degradation of its current operations. As the majority of the funding is provided by cash flow from operations, there can be no assurance that the funds will be available to meet all of the Company’s capital expenditure needs. Failure to reinvest can lead to older equipment that is less productive, less reliable and more costly to maintain and operate. The risk of technological obsolescence also increases. Capital expenditure projects can be large in scale, requiring the Company to maintain and/or acquire expertise in the design, planning and execution of major capital projects. There are inherent risks in the capital expenditure process, including the potential for project cost overruns, new equipment that does not perform to anticipated or projected levels, a lengthy start-up period and disruptions to normal operations. Due to relatively low operating cash flow generation over the last several years, the Company has limited capital expenditures. This has led to a “backlog” of capital expenditure projects in many operating facilities. The Company recently unveiled a large and comprehensive capital expenditure program of approximately $500 million to be spent over the next four to five years to modernize its facilities. As the majority of the funding for the program is to be provided by operating cash flows, there is a risk that the Company may experience delays in executing the various projects or may not be able to complete all the projects included in the program.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can lead to oversupply and lower prices, further increasing the inherent cyclicality of the industry.

TRADE RESTRICTIONS / LUMBER EXPORT TAXES

The Company’s manufacturing operations are located primarily in Canada. However, sales into the Canadian market represented only 18% of consolidated sales in 2011. As such, the Company’s financial results are highly dependent on its ability to sell its products into the “export” markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The agreement between Canada and the United States over softwood lumber is a case in point. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. The outcome was less than satisfactory. Through a combination of quotas and export taxes, the agreement will ensure that Canadian producers of softwood lumber will remain at a competitive disadvantage versus U.S. producers when it comes to accessing the U.S. market.

FINANCIAL RISKS / DEBT SERVICE

Of the total long-term debt of $302 million, 87% relates to the US $255 million senior secured notes maturing December2018. The notes do not require periodic payments for principal amortization. Since the entire principal amount will become due on the maturity date, it is possible the Company will not have the required funds/liquidity to repay the principal due. The Company may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the notes. There is no assurance that the Company will be able to refinance the notes on commercially acceptable terms. The Company’s objective is to maintain a relatively low debt level.

50 Tembec Financial Report 2011

Management’s Discussion and Analysis

Evaluation of Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

Internal Control Over Financial Reporting

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their super vision, the effectiveness of the Company’s internal control over financial reporting and have determined, based on the criteria established in Enterprise Risk Management – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

Changes in Internal Controls

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect Tembec’s internal control over financial reporting.

Oversight Role of Audit Committee and Board of Directors

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor reports any internal control weaknesses identified during the quarterly reviews and the annual audit to the Audit Committee.

Additional Information

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at www.sedar.com and on the Company’s website at www.tembec.com.

Tembec Financial Report 2011 51

Management
Responsibility

The consolidated financial statements and all information in the Financial Report are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and, where necessary, include amounts which are based on best estimates and judgement. Financial information presented throughout the Financial Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. The external auditor also reports any internal control weaknesses identified during the course of the quarterly reviews and the annual audit. In addition, the Company employs internal auditors to evaluate the effectiveness of its systems, policies and procedures.

The Board of Directors has appointed an Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and recommends their approval to the Board of Directors. The Committee meets periodically with the external auditors, the internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external and internal auditors have direct access to the Committee to discuss the scope of their audit work and the adequacy of internal control systems and financial reporting procedures.

The accompanying consolidated financial statements have been audited by the external auditors, KPMG LLP, whose report follows.

JAMES M. LOPEZ	MICHEL J. DUMAS
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer

November 29, 2011

52 Tembec Financial Report 2011